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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accredited Equities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 900
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve H. Kanzer 305-78-6692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bowden, Wade James-Wade J. Bowden & Company, CPAs, PC
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Ste 355 (Address) Covington, GA (City) (State) 30014 (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve H. Kanzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accredited Equities Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN K. SPEED
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Dec 22, 2013
ACTING IN COUNTY OF Washtenaw

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCREDITED EQUITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

ACCREDITED EQUITIES, INC.

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
ACCREDITED EQUITIES, INC.

We have audited the accompanying balance sheet of Accredited Equities, Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accredited Equities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
January 14, 2008

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

ACCREDITED EQUITIES, INC.

BALANCE SHEET
December 31, 2007

ASSETS

CURRENT ASSETS:		
Cash	$	63,222
Prepaid expenses		404
TOTAL	$	63,626

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITY -		
Accounts payable and accrued expenses	$	6,053
Total liabilities		6,053
STOCKHOLDER'S EQUITY:		
Capital stock		1
Additional paid-in capital		127,354
Deficit		(69,782)
Total stockholder's equity		57,573
TOTAL	$	63,626

See Independent Auditors' Report and
Notes to Financial Statements.

ACCREDITED EQUITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	$ 645,000
EXPENSES:	
Commissions and fees	470,596
Rent	11,400
Legal and professional fees	5,650
Dues and subscriptions	4,300
Taxes, licenses and permits	2,805
Consulting	1,477
Insurance	331
Postage and delivery	53
Total expenses	496,612
NET INCOME	$ 148,388

See Independent Auditors' Report and
Notes to Financial Statements.

ACCREDITED EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

STOCKHOLDER'S EQUITY, JANUARY 1	$	89,185
Net income		148,388
Stockholder distributions		(180,000)
STOCKHOLDER'S EQUITY, DECEMBER 31	$	57,573

See Independent Auditors' Report and
Notes to Financial Statements.

ACCREDITED EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net income	$	148,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses		(276)
Decrease in payables		(49)
Net cash provided by operating activities		148,063
FINANCING ACTIVITY - stockholder distributions		(180,000)
NET DECREASE IN CASH		(31,937)
CASH AT BEGINNING OF YEAR		95,159
CASH AT END OF YEAR	$	63,222

See Independent Auditors' Report and
Notes to Financial Statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Accredited Equities, Inc. (the "Company") was incorporated in Delaware on November 6, 2000. The Company is a broker-dealer, which was formed for the purpose of registering as a National Association of Securities Dealers, Inc. ("NASD") broker-dealer. In 2001, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements of both debt and equity securities, on the client's behalf and act as a mergers and acquisitions consultant on a fee for service basis."

Income Taxes

The Company is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. REVENUE

In August, 2007, the Company entered into a placement agency agreement with Duska Therapeutics, Inc. ("Duska"). The agreement was subsequently amended in an agreement executed September 26, 2007. The agreement was to introduce its client to potential qualified investors to secure a short term bridge loan, as well as units consisting of shares of convertible preferred stock, convertible into common stock and warrants to acquire shares of common stock of Duska. The terms of the agreement, as amended, calls for a 10% cash commission earned on the aggregate purchase price of units sold and a warrant to acquire shares of stock of Duska equal to 10% of the number of units sold. Commissions earned were paid to the Company during the twelve months following the closing date of the offering. For the year ended December 31, 2007, the Company recognized $575,000 in commission revenue under the agreement and provided a non - accountable expense allowance of $35,000. The Company was also allocated 4,200,000 warrants. As of December 31, 2007, 2,000,000 warrants were earned to purchase common stock of Duska at an exercise price of $0.48 per share. All of these warrants were distributed to the selling group.
Also included in revenue is $35,000 from Financial Industry Regulatory Authority (FINRA). The revenue was received due to the consolidation of the National Association of Securities Dealers (NASD) and the New York Stock Exchange Member Regulation. This is a one-time payment and one of the benefits of the aforementioned consolidation.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $57,169, which was $52,169 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 10.59%.

4. RELATED PARTY TRANSACTIONS

In April 2006, the Company entered into an expense sharing agreement with a related company. The president and sole stockholder of the Company is the sole stockholder of the related company. The agreement provides for office services to be rendered on a month-to-month basis. The Company charged $11,400 to operations under this agreement for the year ended December 31, 2007 and is reflected on the statement of operations as rent expense.

5. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

ACCREDITED EQUITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 57,573
DEDUCTIONS AND/OR CHARGES:	
Nonallowable asset - prepaid expenses	404
NET CAPITAL	57,169
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	6,053
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	52,169
Excess net capital at 1,000 percent	56,564
Percentage of aggregate indebtedness to net capital	10.59%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2007.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
ACCREDITED EQUITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedule of Accredited Equities, Inc. (the "Company"), as of and for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements.

3150 HWY 278, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
January 14, 2008

END